UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          MOLECULAR IMAGING CORPORATION
                      (formerly, Mobile PET Systems, Inc.)
                                (Name of Company)

                         Common Stock, $0.0001 par value
                         (Title of Class of Securities)

                                    60852N102
                                 (CUSIP Number)

                                                                                         Copy to:
 Mr. Werner Swoboda         Mr. Bernd Steudle           Dr. Axel Steudle        Benjamin J. Catalano, Esq.
Mr. Thomas Schaerer         1 Muirfield House            Elsasserstr. 7            Dorsey & Whitney LLP
  Bank Vontobel AG           Whinshill Court                 D-75173                  250 Park Avenue
     Titelkasse              GB-Sunningdale,                Pforzheim               New York, New York
  Bahnhofstrasse 3              Berkshire                                                  10177
   CH-8022 Zuerich               SL5 ODU                                              (212) 415-9346
   (411) 283-7457
                              (Name, Address and Telephone Number of Persons
                             Authorized to Receive Notices and Communications)

                                 April 11, 2003
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. |_|

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

     CUSIP No. 60852N102

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS/
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Bank Vontobel AG ("Bank Vontobel" or the "Bank")
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Switzerland
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER

                    None
               -----------------------------------------------------------------
  NUMBER OF    8.   SHARED VOTING POWER
   SHARES
BENEFICIALLY        15,945,863*
  OWNED BY     -----------------------------------------------------------------
    EACH       9.   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           None
    WITH       -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    None
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,945,863*
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.3%**
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     OO
--------------------------------------------------------------------------------

----------
* The number of shares of Common Stock of the Company beneficially owned includes 3,155,857 shares of Common Stock issuable upon the exercise of the warrants described in Item 2 below.

** For the purpose of determining the percent of the Common Stock beneficially owned pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934 (the "Exchange Act"), the number of shares of Common Stock beneficially owned and the number of shares outstanding for such class have been increased by 3,155,857 shares of Common Stock that may be acquired upon the exercise of the Warrants described in Item 2 below.

                                  SCHEDULE 13D

     CUSIP No. 60852N102

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS/
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Mr. Bernd Steudle
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Federal Republic of Germany
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER

                    None
               -----------------------------------------------------------------
  NUMBER OF    8.   SHARED VOTING POWER
   SHARES
BENEFICIALLY        15,945,863*
  OWNED BY     -----------------------------------------------------------------
    EACH       9.   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           5,645,283**
    WITH       -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    None
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,945,863*
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.3%***
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

----------
* The number of shares of Common Stock of the Company beneficially owned includes 3,155,857 shares of Common Stock issuable upon the exercise of the warrants described in Item 2 below.

** The number of shares of Common Stock of the Company beneficially owned includes 825,000 shares of Common Stock issuable upon the exercise of the warrants described in Item 2 below.

*** For the purpose of determining the percent of the Common Stock beneficially owned pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934 (the "Exchange Act"), the number of shares of Common Stock beneficially owned and the number of shares outstanding for such class have been increased by 3,155,857 shares of Common Stock that may be acquired upon the exercise of the Warrants described in Item 2 below.

                                  SCHEDULE 13D

     CUSIP No. 60852N102

--------------------------------------------------------------------------------
1.   NAMES OF REPORTING PERSONS/
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Dr. Axel Steudle
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3.   SEC USE ONLY


--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Federal Republic of Germany
--------------------------------------------------------------------------------
               7.   SOLE VOTING POWER

                    None
               -----------------------------------------------------------------
  NUMBER OF    8.   SHARED VOTING POWER
   SHARES
BENEFICIALLY        15,945,863*
  OWNED BY     -----------------------------------------------------------------
    EACH       9.   SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           210,000
    WITH       -----------------------------------------------------------------
               10.  SHARED DISPOSITIVE POWER

                    None
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     15,945,863*
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|


--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     27.3%**
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

----------
* The number of shares of Common Stock of the Company beneficially owned includes 3,155,857 shares of Common Stock issuable upon the exercise of the warrants described in Item 2 below.

** For the purpose of determining the percent of the Common Stock beneficially owned pursuant to Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934 (the "Exchange Act"), the number of shares of Common Stock beneficially owned and the number of shares outstanding for such class have been increased by 3,155,857 shares of Common Stock that may be acquired upon the exercise of the Warrants described in Item 2 below.

Item 1. Security and Company.

      This statement relates to the common stock, $0.0001 par value (the "Common Stock") of Molecular Imaging Corp. (the "Company"), a Delaware corporation, with its principal place of business at 2150 Washington Street, Suite 110, San Diego, CA 92110.

Item 2. Identity and Background.

      This statement is filed on behalf of Bank Vontobel, Mr. Bernd Steudle and Dr. Axel Steudle.

(a) Bank Vontobel

      As of April 11, 2003, Bank Vontobel was the owner of record of 12,790,006 shares of Common Stock of the Company. Bank Vontobel was also the owner of record of Warrants to purchase 3,155,857 shares of Common Stock of the Company as follows:

      Warrant to purchase 500,000 shares at U.S.$.35, expired on July 12, 2003 Warrant to purchase 500,000 shares at U.S.$35, expired on July 24, 2003 Warrant to purchase 500,000 shares at U.S. $.35, expired August 8, 2003 Warrant to purchase 150,000 shares at U.S.$.35, expiring September 13, 2003
      Warrant to purchase 300,000 shares at U.S.$.35, expiring October 8, 2003 Warrant to purchase 312,857 shares at U.S. $.35, expiring October 10, 2003 Warrant to purchase 15,000 shares at U.S. $.50, expiring November 13, 2003 Warrant to purchase 250,000 shares at U.S. $.50, expiring on December 4, 2003
      Warrant to purchase 3,000 shares at U.S. $.50, expiring on December 12,
      2003
      Warrant to purchase 250,000 shares at U.S.$.50, expiring on January 6,
      2004
      Warrant to purchase 375,000 shares at U.S.$.448, expiring July 31, 2007

      Bank Vontobel is currently the owner of record of 12,587,471 shares of Common Stock of the Company. Bank Vontobel is also the current owner of record of Warrants to purchase 1,655,857 shares of Common Stock of the Company.

      Bank Vontobel has held the Common Stock and Warrants as owner of record for its customers, including Mr. Bernd Steudle and Dr. Axel Steudle. In this regard, as of April 11, 2003, Bank Vontobel was the beneficial owner of approximately 27.3 percent of the outstanding shares of Common Stock of the Company determined in accordance with Rule 13d-3(d) under the Exchange Act.(1)

      Bank Vontobel acquired beneficial ownership of approximately six percent of the outstanding shares of Common Stock of the Company on February 21, 2000, when it acquired 890,000 shares of Common Stock of the Company through a private placement. Bank Vontobel acquired beneficial ownership of approximately 15 percent of the outstanding shares of Common Stock of the Company on February 15, 2001, when it acquired 1,350,000 shares of Common Stock of the Company through a private placement. On June 14, 2001, Bank Vontobel acquired beneficial ownership of more than 20 percent of the outstanding shares of Common Stock of the Company.(2)

      On April 11, 2003, Bank Vontobel delivered a proxy to Dr. Axel Steudle for Dr. Steudle to vote 12,623,006 shares of Common Stock of the Company held by the Bank as the owner of record for its customers, including Mr. Bernd Steudle and Dr. Axel Steudle.(3) (See Exhibit B)

      On April 2, 2002, Bank Vontobel delivered a proxy to Dr. Axel Steudle for Dr. Steudle to vote 11,513,214 shares of Common Stock of the Company held by the Bank as the owner of record for its customers, including Mr. Bernd Steudle and Dr. Axel Steudle. (See Exhibit C) Separately, on March 25, 2002, Bank Vontobel arranged for the Bank's custodian in the United States to deliver a proxy to Dr. Steudle to vote 1,076,500 shares of Common Stock of the

----------
(1) The Company reported 55,215,482 shares of Common Stock outstanding on Form 10-QSB for the quarter ended March 31, 2003.

(2) Bank Vontobel did not file a Schedule 13D or Schedule 13G with respect to any of these transactions. This Schedule 13D is intended to provide all relevant information with respect to prior events that were reportable under Rule 13d-1 under the Exchange Act.

(3) The proxy did not include 167,000 free shares of Common Stock of the Company also beneficially owned by Bank Vontobel.

Company held by the custodian in Bank Vontobel's name. (See Exhibit D) Bank Vontobel was the owner of record of the shares for its customers, including Mr. Bernd Steudle and Dr. Axel Steudle.(4)

      Mr. Bernd Steudle

      Mr. Bernd Steudle acquired beneficial ownership of approximately 13 percent of the outstanding shares of Common Stock of the Company on June 14, 2001 when Mr. Steudle acquired 2,075,000 shares of Common Stock.(5) Prior to June 14, 2001, Mr. Steudle was never the beneficial owner of more than 5 percent of the outstanding shares of Common Stock of the Company.

      Mr. Bernd Steudle is currently the beneficial owner of 4,987,283 shares of Common Stock of the Company. Shares of Common Stock of the Company owned by Mr. Steudle are registered in the name of Bank Vontobel. Mr. Steudle is also the current beneficial owner of Warrants to purchase 825,000 shares of Common Stock of the Company as follows:

            Warrant to purchase 150,000 shares at U.S.$.35, expiring September 13, 2003
            Warrant to purchase 300,000 shares at U.S.$.35, expiring October 8, 2003
            Warrant to purchase 375,000 shares at U.S.$448, expiring July 31,
            2007

In this regard, Mr. Bernd Steudle is currently the beneficial owner of approximately 10.3 percent of the outstanding shares of Common Stock of the Company determined in accordance with Rule 13d-3(d) under the Exchange Act. Shares of the Common Stock and Warrants of the Company owned by Mr. Bernd Steudle are registered in the name of Bank Vontobel.

      On April 11, 2003, Bank Vontobel delivered a proxy to Dr. Axel Steudle for Dr. Steudle to vote all of the shares of Common Stock of the Company held by the Bank as the owner of

----------
(4) At the time of the proxies, Bank Vontobel was the owner of record of approximately 12,589,714 shares of Common Stock and Warrants to purchase approximately 3,155,857 amounts of Common Stock (we do not have a record of Warrants which may have expired after the time of the proxies but before the Warrant period, which may have increased the Warrant position). The Common Stock and Warrants represented approximately 33.2 percent of the outstanding shares of Common Stock of the Company.

(5) Mr. Bernd Steudle did not file a Schedule 13D or Schedule 13G with respect to this transaction. This Schedule 13D is intended to provide all relevant information with respect to prior events that were reportable under Rule 13d-1 under the Exchange Act.

record on behalf of its customers, including 4,820,283 shares beneficially owned by Mr. Bernd Steudle.

      On March 25, 2002 and April 2, 2002, Bank Vontobel arranged to deliver proxies to Dr. Axel Steudle for Dr. Steudle to vote all of the shares of Common Stock of the Company held by the Bank as the owner of record on behalf of its customers, including 3,991,667 shares beneficially owned by Mr. Bernd Steudle.(6)

      Dr. Axel Steudle

      Dr. Axel Steudle is currently the beneficial owner of 210,000 shares of Common Stock of the Company, representing 0.3 percent of the shares of Common Stock outstanding. Shares of Common Stock beneficially owned by Dr. Steudle are registered in the name of Bank Vontobel. Dr. Axel Steudle has been a director of the Company since January 2002.

      On April 11, 2003, Dr. Axel Steudle received a proxy to vote 12,623,006 shares of Common Stock of the Company beneficially owned by Bank Vontobel on behalf of its customers, including Mr. Bernd Steudle and Dr. Axel Steudle. Dr. Steudle voted the shares subject to the proxy at the general shareholders meeting of the Company on May 1, 2003.

      On March 25, 2002 and April 2, 2002, Dr. Axel Steudle received proxies to vote 12,589,714 shares of Common Stock of the Company beneficially owned by Bank Vontobel on

----------
(6) Mr. Bernd Steudle was also the beneficial owner of Warrants to purchase 450,000 shares of Common Stock as follows:

            Warrant to purchase 150,000 shares at U.S.$.35, expiring September 13, 2003
            Warrant to purchase 300,000 shares at U.S.$.35, expiring October 8, 2003

      The Common Stock and Warrants represented approximately 9.9 percent of the outstanding shares of Common Stock of the Company.

behalf of its customers, including Mr. Bernd Steudle and Dr. Axel Steudle.(7) Dr. Steudle voted the shares subject to the proxy at the general shareholders meeting of the Company on April 5, 2002.

(b)-(c) Bank Vontobel

      Bank Vontobel is a non-U.S. bank with its principal place of business at Titelkasse, Bahnofstrasse 3, CH-8022 Zurich, Switzerland. Certain information concerning the directors and executive officers of Bank Vontobel is set forth in Exhibit E and incorporated herein by reference.

      Mr. Bernd Steudle

      Mr. Bernd Steudle is retired. Mr. Steudle is an individual investor. He resides at 1 Muirfield House, Whinshill Court, GB-Sunningdale, Berkshire, SL5 ODU.

      Dr. Axel Steudle

      Dr. Axel Steudle has been a director of the Company since January 2002. Dr Steudle is a private investor. Dr. Steudle resides at Elsasserstr. 7, D-75173, Pforzheim. Dr. Steudle is the son of Mr. Bernd Steudle.

(d)-(e) Bank Vontobel

      During the five years prior to the date hereof, neither Bank Vontobel nor, to the best of its knowledge, any executive officer or director of the Bank, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

----------
(7) At the time of the proxies, Dr. Axel Steudle owned 210,000 shares of Common Stock of the Company. The Common Stock represented approximately
      0.4 percent of the outstanding shares of Common Stock of the Company.

      Mr. Bernd Steudle

      During the five years prior to the date hereof, Mr. Bernd Steudle has not
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

      Dr. Axel Steudle

      During the five years prior to the date hereof, Dr. Axel Steudle has not
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)   Bank Vontobel is a citizen of Switzerland.

      Mr. Bernd Steudle is a citizen of the Federal Republic of Germany.

      Dr. Axel Steudle is a citizen of the Federal Republic of Germany.

Item 3. Source and Amount of Funds or Other Consideration.

      Bank Vontobel

      As described in Item 2(a) above, Bank Vontobel has been the owner of record of Common Stock and Warrants of the Company for its customers, including Mr. Bernd Steudle and Dr. Axel Steudle. Except for Mr. Bernd Steudle and Dr. Axel Steudle as described herein, no customer of Bank Vontobel is or has been the beneficial owner of more than five percent of the outstanding shares of Common Stock of the Company. All funds used to acquire Common Stock and Warrants of the Company held by Bank Vontobel on behalf of its customers, were furnished by the Bank's customers as the beneficial owners of the securities. The Bank has not paid any funds or other consideration to acquire, hold or vote the Common Shares of the Company it owns on behalf of its customers.

      Mr. Bernd Steudle

      As described in Item 2(a) above, Mr. Bernd Steudle has been the beneficial owner of Common Stock and Warrants of the Company. Mr. Bernd Steudle has in all instances acquired the Common Stock and Warrants of the Company using his own private funds.

      Dr. Axel Steudle

      As described in Item 2(a) above, Dr. Axel Steudle is the beneficial owner of Common Stock of the Company. Dr. Axel Steudle has in all instances acquired the Common Stock and the Warrants of the Company using his own private funds. Dr. Steudle received certain proxies in the Spring of 2002 and the Spring of 2003, to vote the Common Stock of the Company held by Bank Vontobel as the owner of record on behalf of the Bank's customers, including Dr. Axel Steudle and Mr. Bernd Steudle. Dr. Steudle did not pay any funds or other consideration in connection with any of the proxies to vote the Common Stock of Bank Vontobel and its customers.

Item 4. Purpose of Transaction.

      Bank Vontobel

      Bank Vontobel does not have any plans or proposals intended to effect: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, as amended; or (j) any action similar to those enumerated above.

      Bank Vontobel has held Common Stock and Warrants of the Company as the owner of record and/or custodian of such securities on behalf of its customers, including Mr. Bernd Steudle and Dr. Axel Steudle, in the ordinary course of business as a banking institution for such customers in Switzerland. Accordingly, Bank Vontobel has the right to vote the shares of the Company held in its name. In practice, Bank Vontobel votes its customers' shares unless a customer specifically requests to vote the shares held for its benefit. (See p. 2 of Exhibit F) The Bank's customers retain full dispositive power over the shares. (See p. 3 of Exhibit F)

      Bank Vontobel delivered proxies for all of the Common Stock of the Company held for its customers to Dr. Axel Steudle to vote the shares at the Company's general shareholders meetings on May 1, 2003 and April 5, 2002. The Bank gave Dr. Steudle the proxies because it understood that Dr. Steudle, as a director of the Company, would attend the meetings. Except with respect to the proxies delivered to Dr. Axel Steudle as described herein, Bank Vontobel has never exercised voting rights to the Common Stock it holds as owner of record for its customers. The proxies delivered to Dr. Axel Steudle to vote the shares may have resulted in one or more of the transactions identified in (a) through (j) of this Item.

      From time to time, Bank Vontobel may exercise voting rights with respect to the Common Stock of the Company it holds as owner of record for its customers. In all instances, Bank Vontobel will vote the securities according to the Bank's determination of what is in the best interest of its customers. Bank Vontobel's actions in voting the Common Stock of the Company on behalf of its customers may relate to one or more of the transactions identified in clauses
(a) through (j) of this Item, to the extent that the transaction is the subject of a shareholder action voted on by Bank Vontobel.

      Mr. Bernd Steudle

      Mr. Bernd Steudle does not have any plans or proposals intended to effect:
(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Act, as amended; or (j) any action similar to those enumerated above.

      Mr. Bernd Steudle acquired the Common Stock and Warrants of the Company as a private investor. Mr. Steudle maintains a passive investment in the securities and has never personally voted his shares. Pursuant to the account agreement between Bank Vontobel and Mr. Bernd Steudle, Mr. Steudle has delegated the power to vote the shares to Bank Vontobel, which holds the securities as owner of record. Mr. Steudle retains the right personally to exercise the right to vote the shares at any time by giving notice of his intention to do so to Bank Vontobel.

      The proxies delivered by Bank Vontobel to Dr. Axel Steudle to vote the shares of Common Stock of the Company beneficially owned by Mr. Steudle may have resulted in one or more of the transactions identified in (a) through (j) of this Item.

      Dr. Axel Steudle

      Dr. Axel Steudle does not have any plans or proposals intended to effect:
(a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, as amended; or (j) any action similar to those enumerated above.

      Dr. Axel Steudle acquired the Common Stock of the Company as a private investor. Pursuant to the account agreement between Bank Vontobel and Dr. Axel Steudle, Dr. Steudle has delegated the power to vote the shares to Bank Vontobel, which holds the securities as the owner of record. Dr. Steudle retains the right to personally exercise the right to vote the shares at any time by giving notice to Bank Vontobel. In all instances, Dr. Steudle votes the securities according to his determination of what is in his best interest as a shareholder, subject to his obligations as a director of the Company.

      On May 1, 2003, Dr. Axel Steudle voted all of the shares of Common Stock subject to the proxy received from Bank Vontobel in the Spring of 2003, and for all of the initiatives recommended by the proxy statement attached hereto as Exhibit G.

      On April 5, 2002, Dr. Axel Steudle voted all of the shares of Common Stock subject to the proxies received from Bank Vontobel in the Spring of 2002, and for all of the initiatives recommended by the proxy statement attached hereto as Exhibit H.

      The actions taken by Dr. Steudle to vote the shares of Common Stock of the Company in the Spring of 2002 and the Spring of 2003 may have resulted in one or more of the transactions identified in (a) through (j) of this Item 4, including the election of directors of the Company.

Item 5. Interest in Securities of the Company.

(a) Bank Vontobel

      As of April 11, 2003, Bank Vontobel was the owner of record of 12,790,006 shares of Common Stock of the Company, representing 27.3 percent of the shares outstanding. Bank Vontobel was also the owner of record of Warrants to acquire 3,155,857 shares of Common

Stock of the Company. Bank Vontobel continues to hold Common Stock and Warrants as the owner of record for its customers, including Mr. Bernd Steudle and Dr. Axel Steudle, as described in Item 2(a).

      Mr. Bernd Steudle

      As of April 11, 2003, Mr. Bernd Steudle was the beneficial owner of 4,820,283 shares of Common Stock and Warrants to acquire 825,000 shares of Common Stock of the Company. Mr. Steudle continues to own the Common Stock and Warrants, as described in Item 2(a) above.

      Dr. Axel Steudle

      As of April 11, 2003, Dr. Axel Steudle was the beneficial owner of 210,000 shares of Common Stock of the Company. Dr. Steudle continues to own the Common Stock, as described in Item 2(a) above.

(b)   Bank Vontobel

      Sole Voting Power: None
      Shared Voting Power: 15,945,863*
      Sole Dispositive Power: None
      Shared Dispositive Power: None

      Mr. Bernd Steudle

      Sole Voting Power: None
      Shared Voting Power: 15,945,863*
      Sole Dispositive Power: 5,645,283**
      Shared Dispositive Power: None

      Dr. Axel Steudle

      Sole Voting Power: None
      Shared Voting Power: 15,945,863*
      Sole Dispositive Power: 210,000
      Shared Dispositive Power: None

----------

* The number of shares of Common Stock of the Company beneficially owned includes 3,155,857 shares of Common Stock issuable upon the exercise of the warrants described in Item 2 above.

** The number of shares of Common Stock of the Company beneficially owned includes 825,000 shares of Common Stock issuable upon the exercise of the warrants described in Item 2 above.

(c)   Bank Vontobel:

      March 28, 2002        Sale        50,000 shares at U.S.$.69570
      April 29, 2002        Sale        50,000 shares at U.S.$.70000
      May 2, 2002           Sale        33,500 shares at U.S.$.70050
      May 2, 2002           Sale        26,000 shares at U.S.$.66000
      May 10, 2002          Sale        20,000 shares at U.S.$.65000
      May 10, 2002          Sale        5,000 shares at U.S.$.65000
      May 16, 2002          Sale        5,000 shares at U.S.$.65000
      July 8, 2002          Sale        39,500 shares at U.S.$.60000
      July 8, 2002          Sale        10,000 shares at U.S.$.60000
      July 10, 2002         Sale        25,000 shares at U.S.$.60000
      July 18, 2002         Sale        65,000 shares at U.S.$.60000
      July 19, 2002         Sale        72,000 shares at U.S.$.60000
      July 22, 2002         Sale        28,000 shares at U.S.$.60000
      July 22, 2002         Sale        5,000 shares at U.S.$.63000
      July 22, 2002         Sale        10,000 shares at U.S.$.62000
      July 22, 2002         Sale        30,000 shares at U.S.$.58700
      July 23, 2002         Sale        27,500 shares at U.S.$.62000
      July 24, 2002         Sale        7,500 shares at U.S.$.62000
      July 24, 2002         Sale        12,500 shares at U.S. .64000
      July 24, 2002         Sale        37,500 shares at U.S.$.65000
      July 24, 2002         Sale        50,000 shares at U.S.$.65000
      August 2, 2002        Sale        40,000 shares at U.S.$.57000
      August 2, 2002        Sale        30,200 shares at U.S.$.57000
      August 5, 2002        Sale        29,800 shares at U.S.$.57000
      August 7, 2002        Sale        70,500 shares at U.S.$.65000
      August 7, 2002        Sale        33,100 shares at U.S.$.65000
      August 16, 2002       Purchase    10,000 shares at U.S.$.53000
      September 11, 2002    Purchase    442,000 shares at U.S.$.42000
      September 11, 2002    Sale        442,000 shares at U.S.$.41000
      October 16, 2002      Sale        15,000 shares at U.S.$.30000
      October 18, 2002      Sale        15,000 shares at U.S.$.30000
      October 18, 2002      Sale        10,000 shares at U.S.$.29000
      October 30, 2002      Sale        10,000 shares at U.S.$.29000
      November 6, 2002      Sale        50,000 shares at U.S.$.22600
      December 5, 2002      Sale        50,000 shares at U.S.$.28000

      December 16, 2002     Sale        50,000 shares at U.S.$.27900
      January 9, 2003       Sale        60,000 shares at U.S.$.21000
      January 16, 2003      Sale        19,000 shares at U.S.$.22000
      January 16, 2003      Sale        19,000 shares at U.S.$.22000
      January 21, 2003      Sale        100,000 shares at U.S.$.19500
      January 31, 2003      Purchase    50,000 shares at U.S.$.19500
      February 26, 2003     Sale        50,000 shares at U.S.$.16910
      March 10, 2003        Sale        105,000 shares at U.S.$.15130
      March 11, 2003        Sale        20,800 shares at U.S.$.15000
      March 12, 2003        Sale        34,200 shares at U.S.$.14000
      March 18, 2003        Sale        50,000 shares at U.S.$.15000
      March 19, 2003        Sale        50,000 shares at U.S.$.15000
      March 31, 2003        Sale        10,000 shares at U.S.$.18000
      April 3, 2003         Sale        16,300 shares at U.S.$.18000
      April 9, 2003         Sale        67,000 shares at U.S.$.17000
      April 9, 2003         Purchase    26,800 shares at U.S.$.18000
      April 10, 2003        Purchase    28,600 shares at U.S.$.18000
      April 14, 2003        Purchase    25,000 shares at U.S.$.18000
      April 15, 2003        Sale        37,000 shares at U.S.$.18000
      April 16, 2003        Sale        40,000 shares at U.S.$.17500
      April 16, 2003        Sale        40,000 shares at U.S.$.17500
      April 17, 2003        Sale        30,000 shares at U.S.$.18000
      April 17, 2003        Sale        30,000 shares at U.S.$.18000
      April 17, 2003        Sale        10,000 shares at U.S.$.18000
      April 24, 2003        Sale        20,000 shares at U.S.$.18000
      April 24, 2003        Sale        25,000 shares at U.S.$.18000
      May 5, 2003           Sale        130,000 shares at U.S.$.29000
      May 9, 2003           Sale        28,279 shares at U.S.$.29000
      May 9, 2003           Sale        15,000 shares at U.S.$.29000
      May 12, 2003          Sale        5,000 shares at U.S.$.29000
      May 16, 2003          Sale        35,000 shares at U.S.$.29000
      June 4, 2003          Sale        50,000 shares at U.S.$.32000
      July 3, 2003          Sale        218,875 shares at U.S.$.31000

      Mr. Bernd Steudle

      Mr. Steudle did not effect any transactions in Common Stock of the Company during the sixty days prior to April 11, 2003. Mr. Steudle effected the following transactions in Common Stock of the Company during the sixty days prior to March 25, 2002:

      January 14, 2002      Sale        45,000 shares at U.S.$.75000
      February 28, 2002     Sale        22,500 shares at U.S.$.55000

      March 12, 2002        Sale        25,000 shares at U.S.$.55700
      March 12, 2002        Sale        17,500 shares at U.S.$.55000
      March 14, 2002        Sale        20,000 shares at U.S.$.70000
      March 14, 2002        Sale        50,000 shares at U.S.$.62750
      March 14, 2002        Sale        35,000 shares at U.S.$.60000
      March 15, 2002        Sale        41,500 shares at U.S.$.60000
      March 15, 2002        Sale        8,500 shares at U.S.$.60000
      March 15, 2002        Sale        50,000 shares at U.S.$.64620
      March 15, 2002        Sale        50,000 shares at U.S.$.73148
      March 15, 2002        Sale        100,000 shares at U.S.$.73280
      March 15, 2002        Sale        30,000 shares at U.S.$.70000
      March 18, 2002        Sale        10,000 shares at U.S.$.67000
      March 18, 2002        Sale        20,000 shares at U.S.$.72000
      March 19, 2002        Sale        20,000 shares at U.S.$.62625
      March 19, 2002        Purchase    10,000 shares at U.S.$.64000
      March 21, 2002        Sale        20,000 shares at U.S.$.66000
      March 22, 2002        Sale        50,000 shares at U.S.$.70640

      Dr. Axel Steudle

      N/A

(d)   Bank Vontobel

      Customer accounts held by Bank Vontobel have the power to vote or to direct the sale of the Common Stock of the Company. Except with respect to Mr. Bernd Steudle and Dr. Axel Steudle, as described herein, no such account holds more than 5 percent of the class.

      Bernd Steudle: N/A
      Axel Steudle: N/A

(e)   Bank Vontobel: N/A
      Bernd Steudle: N/A
      Axel Steudle: N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Company.

      Except with respect to the proxies delivered to Dr. Axel Steudle as described herein, there are no other voting or financing arrangements between the parties or any other persons with respect to the Common Stock and Warrants of the Company.

Item 7. Material to be Filed as Exhibits.

      Exhibit A   Joint Filing Agreement

      Exhibit B   Legal Proxy dated April 11, 2003

      Exhibit C   Legal Proxy dated April 2, 2002

      Exhibit D   Legal Proxy dated March 25, 2002

      Exhibit E   Information Concerning Officers and Directors of Bank Vontobel

      Exhibit F   Bank Vontobel Form of Account Agreement

      Exhibit G   Proxy Statement to May 1, 2003 General Shareholders Meeting

      Exhibit H   Proxy Statement to April 5, 2002 General Shareholders Meeting

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete and correct.

Dated: September 8, 2003

                                        BANK VONTOBEL AG


                                        /s/ Patrick Zaugg
                                        ----------------------------------------
                                        By:     Patrick Zaugg
                                        Title:  First Vice President


                                        /s/ Werner Swoboda
                                        ----------------------------------------
                                        By:     Werner Swoboda
                                        Title:  Assistant Vice President

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete and correct.

Dated: September 8, 2003

                                        /s/ Mr. Bernd Steudle
                                        ----------------------------------------
                                        Mr. Bernd Steudle

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete and correct.

Dated: September 8, 2003

                                        /s/ Dr. Axel Steudle
                                        ----------------------------------------
                                        Dr. Axel Steudle